Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Seneca Biopharma, Inc. Announces (i) Voting Results from the Special Meeting of Stockholders and (ii) New Special Meeting Date of April 23, 2021

Five of six proposals related to merger transaction with Leading BioSciences were approved by Seneca stockholders at the Special Meeting of Stockholders held on April 9, 2021

Meeting is adjourned until April 23, 2021 at 11:00 AM ET to solicit additional votes for proposal #1 for the reverse stock split

GERMANTOWN, Md., Monday April 12, 2021 – Seneca Biopharma, Inc. (Nasdaq: SNCA) (“Seneca” or the “Company”), announced the preliminary voting results of its Special Meeting of Stockholders on April 9, 2021. At the Special Meeting, Seneca asked stockholders to approve six proposals related to its proposed merger transaction with Leading BioSciences, Inc. (“LBS”), a biopharma company advancing therapies for acute and chronic gastrointestinal complications. All proposals, with the exception of proposal #1 for a reverse stock split (the “Reverse Split Proposal”), were approved by Seneca stockholders. In order to solicit additional votes for the Reverse Split Proposal, the Special Meeting was adjourned only with respect to the Reverse Split Proposal until April 23, 2021 at 11:00 AM ET and will be held virtually at www.virtualshareholdermeeting.com/SNCA2021SM. The Reverse Split Proposal requires a higher voting threshold than the other proposals.

For more information on the proposals, see the Company’s Proxy Statement dated February 11, 2021. The following table summarizes the preliminary voting results of the Special Meeting of Stockholders held on April 9, 2021 for the proposals that were approved.

Item	Vote Results	% Votes For
Proposal #2: Issuance of shares of Seneca Common Stock	Approved	88.45%
Proposal #3: Palisade Bio, Inc. 2021 Equity Incentive Plan	Approved	62.19%
Proposal #4: Palisade Bio, Inc. 2021 Employee Stock Purchase Plan	Approved	65.25%
Proposal #5: Compensation payable to Seneca’s executive officers	Approved	84.21%
Proposal #6: Adjournment of the Seneca virtual Special Meeting	Approved	84.49%

Seneca stockholders are urged to vote in support of the reverse stock split (proposal #1) in the upcoming Special Meeting of Stockholders

Seneca stockholders as of the close of business on February 9, 2021, the record date for the Special Meeting, are eligible to vote and attend the virtual Special Meeting that will reconvene on April 23, 2021. The parties to the proposed merger transaction reiterate that they are all fully supportive of the proposed merger. Institutional Shareholder Services (ISS), a leading proxy advisory firm, has also endorsed the merger transaction. Seneca believes that the completion of the merger transaction provides a compelling opportunity to maximize value for Seneca stockholders by participating in the growth of the combined company, Palisade Bio. As such, Seneca stockholders are strongly encouraged to vote in support of Proposal #1, the Reverse Split Proposal, which, as of the date of the Special Meeting held on April 9, 2021, had overwhelming support with more than 85% of votes cast in favor. Approval of proposal #1 is necessary for the combined company to meet the Nasdaq Capital Market initial listing requirements for such a transaction.

To assist stockholders with voting, the management of Seneca and LBS have:

•	Provided answers to frequent inquiries concerning the reverse stock split in a press release (https://senecabio.com/seneca-special-meeting-q-and-a.html)
•	Highlighted the compelling investment thesis of proposed merger in a recent video message (http://www.globenewswire.com/news-release/2021/04/02/2203976/0/en/Leading-BioSciences-Releases-Video-Message-Highlighting-Compelling-Investment-Thesis-of-Proposed-Merger-with-Seneca-Biopharma-Inc.html) and press release (www.globenewswire.com/news-release/2021/03/31/2202846/0/en/Leading-BioSciences-Encourages-Seneca-Biopharma-Stockholders-to-Vote-FOR-Proposed-Merger.html) disseminated by LBS
•	Today, LBS released a second video message from its CEO, urging Seneca stockholders to vote for proposal #1

How to Vote

Stockholders who need assistance in submitting their proxy or voting their shares should call Seneca’s proxy solicitor, Kingsdale Advisors toll-free at 1-855-682-2019 or collect at 1-416-867-2272 and one of their agents would be happy to help you vote over the phone.

About Seneca Biopharma, Inc.

Seneca Biopharma, Inc., is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. On December 17, 2020, Seneca announced that it had entered into a definitive Merger Agreement with Leading BioSciences, Inc. (LBS), a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. Pursuant to the Merger Agreement, Seneca is seeking to sell off its rights to NSI-566. Upon completion of the merger, the company is expected to operate under the name Palisade Bio, Inc. and trade on the Nasdaq Capital Market under the ticker symbol PALI.

About Leading BioSciences, Inc.
LBS is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal (GI) mucosal barrier. LBS's initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the GI mucosal barrier.

No Offer or Solicitation

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission (“SEC”) on December 23, 2020. The registration statement was declared effective on February 11, 2021 and the proxy statement was mailed to the Seneca stockholders on or about February 12, 2021. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS, THE REGISTRATION STATEMENT, PROXY STATEMENT, AND PROSPECTUS, AS MAY BE AMENDED, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The registration statement and proxy statement are available free of charge on Seneca’s website at www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 22, 2021, the registration statement, proxy statement, and prospectus filed with the SEC on February 9, 2021. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Information:

This news release contains "forward-looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and may often be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek" or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Specific risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include risks inherent in the development and commercialization of potential products, uncertainty of clinical trial results or regulatory approvals or clearances, need for future capital, dependence upon collaborators and maintenance of our intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed from time to time in Seneca’s periodic reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q as well as and in other reports filed with the SEC. Except as required by applicable law, we do not assume any obligation to update any forward-looking statements.

Dennis Gluck, Esq.
Silvestre Law Group, P.C.
(818) 597-7552